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                                                                     Exhibit 8.2

                [MAYER, BROWN & PLATT LETTERHEAD APPEARS HERE]



                               February 7, 1996

Tucker Properties Corporation
40 Skokie Boulevard
Northbrook, Illinois 60062-1626

     Re: Merger of Tucker Properties Corporation with and into Bradley Real
         Estate, Inc.

Ladies and Gentleman:

     We have acted as special counsel to Tucker Properties Corporation ("Tucker") in connection with a proposed merger pursuant to which Tucker will be merged (the "Merger") with and into Bradley Real Estate, Inc. ("Bradley") and each issued and outstanding share of Tucker common stock will be converted into the right to receive shares of Bradley common stock as specified in the Agreement and Plan of Merger between Bradley and Tucker dated October 30, 1995 (the "Agreement and Plan of Merger"). You have requested that we provide an opinion regarding the Federal income tax consequences of the Merger as specified in Article 8.2 (c) of the Agreement and Plan of Merger.

     In providing this opinion, we have relied on the description of the transaction as set forth in the Agreement and Plan of Merger, the Joint Proxy Statement/Prospectus filed on December 7, 1995 with the Securities and Exchange Commission on Form S-4, as amended (the "Proxy"), and the accompanying exhibits to the Agreement and Plan of Merger and the Proxy, respectively, and on representations provided by the managements of Tucker and Bradley concerning certain facts underlying and relating to the proposed Merger. Further, our opinion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings of the Internal Revenue Service and court decisions, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis. There is no assurance that our


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MAYER, BROWN & PLATT

Tucker Properties Corporation
February 7, 1996
Page 2



conclusion will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code, the regulations thereunder, and the interpretation thereof by the courts and the Internal Revenue Service.

      Based upon and subject to the foregoing, and upon our consideration of applicable law, we are of the opinion that:

      (1) The Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

      (2) Tucker will be a "party" to the Merger within the meaning of Section 368(b) of the Code.

      (3) Tucker will recognize no gain or loss for Federal income tax purposes as a result of the Merger.

      (4) Except for cash received in lieu of fractional shares, the shareholders of Tucker will recognize no gain or loss for Federal income tax purposes as a result of the Merger.

      This opinion is limited to the tax matters specifically addressed herein. This opinion does not address any other tax consequences of the Merger or any matters relating to the qualification of Tucker or Bradley as real estate investment trusts under the Code.

      We hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement and to the reference to this firm under the captions "Material Federal Income Tax Consequences" and "Legal Matters" in the Registration Statement and the Joint Proxy Statement-Prospectus which is a part thereof.

                                                Very truly yours,

                                                /s/ MAYER, BROWN & PLATT

                                                MAYER, BROWN & PLATT